FILED PURSUANT TO

RULE 424(b)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 9, 2004
TO THE PROSPECTUS DATED JUNE 18, 2004

      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

      The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT;

•	to describe the potential acquisition of two office buildings in San Francisco, California by the Core Fund; and

•	to revise the “Plan of Distribution” section to disclose that (i) subscribers will receive their pro rata portion of the income earned on funds placed in the escrow account, based on the subscription amount and number of days such subscriber’s funds are in the account, and that (ii) the Advisor will pay all expenses associated with the escrow account.

Status of the Offering

      We will not commence real estate operations until we receive and accept gross offering proceeds of $10,000,000. As of June 30, 2004, we had not received any subscriptions for common shares. From July 1, 2004 through September 7, 2004, we received subscriptions for 81,600 common shares, representing gross offering proceeds of $816,000. The proceeds of such subscriptions are being held in escrow until the minimum offering described above is reached. As of September 7, 2004, 199,918,400 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under Hines REIT’s dividend reinvestment plan.

Potential Property Acquisitions

      As more fully described in the Prospectus, the Company has entered into a contract with an affiliate of Hines to acquire a $35,000,000 interest in the Core Fund. When the minimum offering is reached, we will invest the net proceeds received therefrom, as well as the net proceeds from the $10,000,000 an affiliate of Hines will contribute to the Operating Partnership, to acquire an interest in the Core Fund. The Core Fund currently holds indirect interests in a portfolio of six properties.

      On August 20, 2004, a subsidiary of the Core Fund executed contracts with two subsidiaries of an unaffiliated third party, to purchase an office building located at 55 Second Street and an office building located at 101 Second Street in San Francisco’s central business district (the “Properties”). The aggregate purchase price for the Properties is expected to be approximately $287,000,000, exclusive of transaction costs and prepayment and interest rate buy-down fees.

      In connection with the potential acquisition of 101 Second Street, a subsidiary of the Core Fund has agreed to assume a mortgage loan made by a subsidiary of Nippon Life Insurance Company (the “Lender”) and has agreed with the Lender to modify the terms of the loan and to repay a portion of the outstanding principal balance. After such modifications and partial repayment, the loan will have a principal amount of $75,000,000, mature on April 19, 2010, bear interest at a fixed rate of 5.13% per annum, and require monthly installments of interest only throughout the remaining term. In connection with the potential acquisition of 55 Second Street, a subsidiary of the Core Fund has secured financing from the Lender for a mortgage loan in the principal amount of $80,000,000. This loan has a term of ten years, bears interest at a fixed rate of 5.13% per annum, and requires monthly installments of interest only throughout the stated ten-year term. Each loan will be secured by, among other things, the real property to which it relates and all appurtenances and improvements located thereon. In addition, the loans will be cross-collateralized and will include cross-default provisions. These loans will not be recourse to either the Core Fund or the Company.

      Also in connection with the potential acquisitions of the Properties, a subsidiary of the Core Fund has secured financing under a mezzanine loan agreement with Prudential Mortgage Capital Company, LLC in the principal amount of $22,978,000. The mezzanine loan agreement will be secured by the Core Fund subsidiary’s direct and indirect interests in the entities that will own the actual real estate. This loan has a term of twelve months (subject to one six-month extension option), bears interest at a variable rate of 30-day LIBOR plus 3.75%, and requires monthly installments of interest only for the stated term. Prepayment of the entire principal balance of this loan is permitted upon 30 days’ written notice to the lender.

55 Second Street

      55 Second Street is located in San Francisco, California in the Mission Street Corridor of the South Financial District. This building, constructed in 2002, has 25 office stories and approximately 379,330 square feet of rentable area. The contract purchase price for this property is anticipated to be approximately $146,400,000. 55 Second Street is approximately 81.7% leased. KPMG, LLP, a global professional services firm, leases approximately 98,105 square feet, or 25.9% of the rentable area of the building. Approximately 73,708 square feet, or 19.4% of the rentable area of the building, is leased to Paul, Hastings, Janofsky & Walker, LLP, an international law firm. Other significant tenants include Fritz Companies, Inc., a subsidiary of an international package delivery firm, and Preston Gates & Ellis, LLP, an international law firm, with 57,380 and 43,968 square feet, or 15.1% and 11.6% of the rentable area of the building, respectively.

101 Second Street

      101 Second Street is also located in the Mission Street Corridor of the South Financial District of San Francisco, California. This building, designed by Skidmore, Owings & Merrill LLP and constructed in 2000, has 25 office stories and approximately 387,866 square feet of the rentable area of the building. The contract purchase price for this property is anticipated to be approximately $140,600,000. 101 Second Street is approximately 80.6% leased. Approximately 135,788 square feet, or 35.0% of the rentable area, is leased to Thelen Reid & Priest, LLP, a national law firm.

      We will pay no fees or compensation to the Core Fund, its general partner or advisor in connection with the Core Fund’s acquisition of the Properties.

      The Core Fund anticipates that the acquisition of the Properties will be consummated on or about September 15, 2004. Although our management believes the acquisition of the Properties by the Core Fund to be probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of these Properties will be consummated. If the Core Fund elects not to close on the Properties (for reasons other than a failure of a condition, seller default or similar conditions), it will forfeit a significant amount of earnest money. Other properties may be identified in the future that the Core Fund may acquire prior to or instead of the Properties.

Minimum Offering

      On September 9, 2004, we entered into an Amended and Restated Escrow Agreement with Wells Fargo Bank, N.A. to provide for the following: (i) all income earned on funds placed in the escrow account prior to the time we reach the minimum offering will be paid to the applicable subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit, and (ii) the Advisor will pay all expenses associated with the escrow account. In light of this amendment, the Prospectus is revised as follows:

      (A) In the answer to the question “How long will this offering last” in the “Questions and Answers About This Offering” section, on page xix of the Prospectus, the third sentence of the answer is deleted.

      (B) The fourth sentence in the third paragraph of the “Plan of Distribution — General” section, on page 132 of the Prospectus, is hereby replaced in its entirety with the following sentence:

“If the minimum offering of 1,000,000 shares is not sold by June 18, 2005 (which is one year after the effective date of this prospectus), we will cancel this offering and your investment will be returned to you within 10 days after cancellation, with the income earned on your investment while in escrow.”

      (C) The two paragraphs under the caption “Plan of Distribution — The Subscription Process — Minimum Offering” beginning on page 137 of the Prospectus are replaced in their entirety with the following:

“Subscription proceeds will be placed in escrow until such time as subscriptions representing 1,000,000 shares (assuming no volume or other discounts) have been received and accepted by us. Any shares purchased by our Advisor or its affiliates will not be counted in calculating the minimum offering. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or bank money-market mutual funds investing in obligations of or guaranteed by the U.S. government or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested. Subscribers may not withdraw funds from the escrow account.

If the minimum offering has not been received and accepted by June 18, 2005 (one year after the date of this prospectus), this offering will be terminated and the escrow agent will promptly return your funds and subscription agreement within 10 business days. We have no right to extend the term of the minimum offering period. In such event, our escrow agent is obligated to use its best efforts to obtain an executed Internal Revenue Service Form W-9 from each subscriber. In the event that a subscriber fails to remit an executed Form W-9 to our escrow agent prior to the date our escrow agent returns the subscriber’s funds, our escrow agent will be required to withhold from such funds 30% of the earnings attributable to such subscriber in accordance with Treasury Regulations.

We expect that income will be earned on funds in the escrow account. During any period in which subscription proceeds are held in escrow, income earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. If we reach the minimum offering, the applicable subscribers will receive their portion of such income promptly after the date funds are released from the escrow account. If we do not complete the minimum offering, such income will be paid to subscribers upon the termination of the escrow period. In all events, the Advisor will bear all expenses of the escrow account.”

HRSUP1 9/04